    WORLD MONITOR TRUST--
    SERIES A
    MONTHLY REPORT/
    MARCH 26, 1999

         WORLD MONITOR TRUST--SERIES A
--------------------------------------------------------------------------------
Dear Interest Holder:
Enclosed is the report for the period from February 27, 1999 to March 26, 1999 for World Monitor Trust--Series A (the 'Trust'). The net asset value of an interest as of March 26, 1999 was $101.65, an increase of .14% from the February 26, 1999 value of $101.51. The 1999 calendar year-to-date return for the Trust was an increase of 3.40%.

First quarter trading resulted in a flat performance. The currency and grain sectors accumulated profits, while losses were incurred in the financial, index, energy, and metals sectors.

During the quarter the Trust recognized gains from a strong U.S. dollar. Profits were derived from crossrate positions which were long the U.S. dollar and short Deutsche mark, Swiss franc and Scandinavian currencies. The U.S. dollar benefited from the considerable slow down in European growth and the market sentiment that the European Central Bank will have to smooth the transition to the Euro by cutting rates. U.S. dollar positions against the Swedish and Norwegian krone benefited further from economic slowdown and confusing government policies in both countries. The Trust also benefited from a long U.S. dollar/short Singapore dollar position. Some U.S. dollar crossrate profits were offset by long U.S. dollar/short British pound positions, which were liquidated at losses. Profits recognized in the currency sector were, however, partially offset by losses in the financial sector as global fixed income markets experienced high volatility causing the liquidation of some positions at a loss.

The estimated net asset value per interest as of April 30, 1999 was $104.61. Past performance is not necessarily indicative of future results.

Should you have any questions, please contact your Prudential Securities Financial Advisor. For account status inquiries, contact Prudential Securities Client Services at 1-800-535-2077.

          Sincerely yours,

          /s/ Joseph A. Filicetti
          -------------------------
          Joseph A. Filicetti
          President and Director
          PRUDENTIAL SECURITIES
          FUTURES MANAGEMENT INC.

We are pleased to announce that effective April 1999, Eleanor L. Thomas and Joseph A. Filicetti have been elected by the Board of Directors of Prudential Securities Futures Management Inc. as directors. In addition, Mr. Filicetti has also been elected by the Board of Directors as President of Prudential Securities Futures Management Inc. replacing Thomas M. Lane. Mr. Filicetti joined Prudential Securities Incorporated in September 1998 and is the Director of Sales and Marketing for Managed Futures.

Please note that the value which appears on your Prudential Securities statement is an estimated value at calendar month-end. The actual value as of the last Friday of the month is contained in this report.

STATEMENT OF OPERATIONS
---------------------------------------------------
For the period from February 27, 1999 to
  March 26, 1999
Revenues:
Realized loss on commodity
  transactions..........................   $(76,453)
Change in unrealized commodity
  positions.............................    156,039
Interest income.........................     53,276
                                           --------
                                            132,862
                                           --------
Expenses:
Commissions.............................     82,249
Management fee..........................     21,195
                                           --------
                                            103,444
                                           --------
Net gain................................   $ 29,418
                                           --------
                                           --------

STATEMENT OF CHANGES IN NET ASSET VALUE
------------------------------------------------------
For the period from February 27, 1999 to
  March 26, 1999

                                                Per
                                   Total      Interest
                                -----------   --------
Net asset value at beginning
  of period (129,291.387
  interests)..................  $13,124,871   $ 101.51
Additional contributions......    1,515,684
Net gain......................       29,418
Redemptions...................      (23,792)
                                -----------
Net asset value at end of
  period (144,084.497
  interests)..................  $14,646,181     101.65
                                -----------   --------
                                -----------
Change in net asset
  value per interest.......................   $    .14
                                              --------
                                              --------
Percentage change..........................        .14%
                                              --------
                                              --------

------------------------------------------------------
I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to World Monitor Trust--Series A is accurate and complete.

                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.


                             by: /s/ Barbara J. Brooks
                                 ---------------------
                                 Barbara J. Brooks
                                 Chief Financial Officer